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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.           )   *

Affordable Residential Communities Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
008273104
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
March 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 38 Pages

Exhibit Index Found on Page 31

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,127,546 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,127,546 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,546 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,555,539 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,555,539 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,555,539 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 147,425 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 147,425 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,425 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 181,580 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 181,580 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,580 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,813 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 67,813 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,813 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 326,509 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 326,509 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,509 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 247,170 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 247,170 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,170 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 8 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,406,412 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,406,412 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,406,412 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chun R. Ding
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon [See Preliminary Note]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 38 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 38 Pages

Preliminary Note: The Reporting Persons filed a Schedule 13G on October 2, 2006 (the “Schedule 13G”) reporting their ownership of 4,552,000 of the Company's Shares, representing approximately 10.4% of such class. Between the date of that Schedule 13G and January 23, 2007, the Reporting Persons acquired an additional 1,101,582 of the Company's Shares. This Schedule 13D reports all of the Shares previously reported on the Schedule 13G and the additional Shares acquired by the Reporting Persons after the date of the Schedule 13G filing, bringing the Reporting Persons' aggregate holdings to 5,653,582 Shares or 10.0% of such class (based upon the number of Shares outstanding as of March 15, 2007).

This Schedule 13D also reports that effective as of January 1, 2007, Douglas M. MacMahon became a managing member of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C., two of the Reporting Persons listed below, and as such may be deemed to be a beneficial owner of the securities beneficially owned by such entities as of such date.

Item 1. Security And Issuer

This statement relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of Affordable Residential Communities Inc. (the “Company”). The Company’s principal offices are located at 7887 East Belleview Avenue, Suite 200, Englewood, Colorado 80111.

Item 2. Identity And Background

(a)          This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it;

(v)	Tinicum Partners, L.P., a New York limited partnership (“Tinicum”), with respect to the Shares held by it; and

(vi)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

FCP, FCIP, FCIP II, FCIP III, Tinicum and FCOI II are together referred to herein as the “Farallon Funds.”

Page 22 of 38 Pages

The Management Company

(vii)

Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), with respect to the Shares held by an account managed by the Management Company (the “Managed Account”).

The Farallon General Partner

(viii)

Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Farallon Funds (the “Farallon General Partner”), with respect to the Shares held by each of the Farallon Funds.

The Farallon Managing Members

(ix)

The following persons who are managing members of both the Farallon General Partner and the Management Company, with respect to the Shares held by the Farallon Funds and the Managed Account: Chun R. Ding (“Ding”), William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Rajiv A. Patel (“Patel”), Derek C. Schrier (“Schrier”), Thomas F. Steyer (“Steyer”) and Mark C. Wehrly (“Wehrly”).

Ding, Duhamel, Fried, Landry, MacMahon, Mellin, Millham, Moment, Patel, Schrier, Steyer and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

(b)          The address of the principal business office of (i) the Farallon Funds, the Farallon General Partner and the Management Company is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(c)          The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(d)          None of the Farallon Funds, the Management Company, the Farallon General Partner or any of the Farallon Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Farallon Funds, the Management Company, the Farallon General Partner or any of the Farallon Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Farallon Funds, the Farallon General Partner and the Management Company is set forth above.

Page 23 of 38 Pages

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source And Amount Of Funds And Other Consideration

The net investment cost (including commissions) for the Shares held by each of the Farallon Funds and the Managed Account is set forth below:

Entity	Shares Held	Approximate Net Investment Cost
FCP	2,127,546	$21,162,687
FCIP	2,555,539	$25,007,578
FCIP II	147,425	$1,432,536
FCIP III	181,580	$1,766,106
Tinicum	67,813	$658,719
FCOI II	326,509	$3,016,755
Managed Account	247,170	$2,875,386

The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to FCP, Tinicum and FCOI II from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP, Tinicum and FCOI II at Goldman, Sachs & Co.; and (iii) with respect to the Managed Account, from the working capital of the Managed Account and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by the Managed Account at Goldman, Sachs & Co. FCP, Tinicum, FCOI II and the Managed Account hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4. Purpose Of The Transaction

The Reporting Persons filed a Schedule 13G on October 2, 2006 reporting their ownership of 4,552,000 of the Company's Shares, representing approximately 10.4% of such class. Between the date of that Schedule 13G and January 23, 2007, the Reporting Persons acquired an additional 1,101,582 of the Company's Shares. This Schedule 13D reports all of the Shares previously reported on the Schedule 13G and the additional Shares acquired by the Reporting Persons after the date of the Schedule 13G filing, bringing the Reporting Persons' aggregate holdings to 5,653,582 Shares or 10.0% of such class (based upon the number of Shares outstanding as of March 15, 2007).

The acquisitions of the Shares by each of the Farallon Funds and the Managed Account were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Each Reporting Person may, at any time and from time to time, acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

The Reporting Persons are filing this Schedule 13D to amend their previously filed Schedule

Page 24 of 38 Pages

13G to report a change in their intentions.

The Reporting Persons have engaged in communications, and intend to engage in further communications, with one or more officers of the Company and/or one or more members of the board of directors of the Company, and may also engage in communications with one or more shareholders of the Company, regarding a potential acquisition by the Reporting Persons of substantially all of the assets of the Company, excluding the assets of the Company’s property and casualty holding company, NLASCO, Inc., for approximately $1.84 billion in cash (the “Transaction”). Except with respect to the exclusivity agreement described below, no definitive agreement has been reached with respect to any such Transaction nor can any assurance be given that a definitive agreement will be reached. If a definitive agreement is reached, no assurance can be given that any such agreement will be entered into on the price or other terms presently contemplated by the Reporting Persons and the Company.

As an inducement to each of the Company and the Reporting Persons to continue consideration of a potential transaction, on April 6, 2007, the Company and the Management Company, on behalf of itself and certain funds and accounts managed by the Management Company (collectively, “Farallon”), executed an exclusivity agreement (the “Exclusivity Agreement”) pursuant to which the Company and Farallon have agreed to work in good faith with each other to negotiate the Transaction on an exclusive basis through the earliest of (i) 11:59 p.m. (New York City time) on April 16, 2007, or such later date as Farallon and the Company may agree in writing, (ii) the date on which the parties execute a definitive agreement for a Transaction and (iii) the date the Exclusivity Period is terminated by the Company in accordance with the fiduciary termination right set forth in the Exclusivity Agreement (such period, the “Exclusivity Period”).

The Company has also agreed in the Exclusivity Agreement that, during the Exclusivity Period, it will not, among other things, solicit any proposal for, or (subject to certain exemptions) participate in discussions relating to, an alternative transaction. A termination fee of $2,500,000, and expense reimbursement of up to $1,250,000, is payable by the Company to Farallon (or its designee) if the Company violates in any material respect its obligations under the Exclusivity Agreement or if (A) either (x) the Company terminates the Exclusivity Period in accordance with its fiduciary termination right (and prior to such termination Farallon was in compliance with its obligation under the Exclusivity Agreement to work in good faith to negotiate the Transaction) or (y) within 48 hours after the end of the Exclusivity Period, Farallon has executed and tendered an acquisition agreement to the Company that is on terms no less favorable than the Transaction and the Company fails to execute such agreement within 24 hours after receipt of that agreement and (B) within four months following expiration of the Exclusivity Period, the Company consummates, or enters into a definitive agreement with respect to, and thereafter consummates, an alternative transaction.

This description of the Exclusivity Agreement is qualified in its entirety by reference to the full text of the Exclusivity Agreement which is filed herewith as Exhibit 2 and is incorporated herein by reference.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Page 25 of 38 Pages

Item 5. Interest In Securities Of The Issuer

(a)	The Farallon Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 56,393,513 Shares outstanding as of March 15, 2007 as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on March 15, 2007.

(c)	No transactions in the Shares have been consummated in the past 60 days.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

(b)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)	No transactions in the Shares have been consummated in the past 60 days.

(d)

The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Account as reported herein. The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	Not applicable.

(c)	The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

Page 26 of 38 Pages

(d)	The Farallon Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by the Managed Account as reported herein. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	Not applicable.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds and those reported by the Management Company on behalf of the Managed Account are owned directly by the Managed Account. The Management Company, as investment adviser to the Managed Account, may be deemed to be the beneficial owner of all such Shares owned by the Managed Account. The Farallon General Partner, as general partner to the Farallon Funds, may be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. The Farallon Individual Reporting Persons, as managing members of both the Farallon General Partner and the Management Company with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds and the Managed Account. Each of the Management Company, the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings Or

Relationships With Respect To Securities Of The Issuer

The description of the Exclusivity Agreement set forth in Item 4, and the full text of the Exclusivity Agreement filed herewith as Exhibit 2, are incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 1	Joint Acquisition Statement pursuant to Section 240.13d-1(k) under the Securities

Exchange Act of 1934, as amended

Exhibit 2	Exclusivity Agreement, dated April 6, 2007

Page 27 of 38 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2007

/s/ Mark C. Wehrly

FARALLON PARTNERS, L.L.C.,

On its own behalf and

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By Mark C. Wehrly,

Managing Member

/s/ Mark C. Wehrly

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Mark C. Wehrly,

Managing Member

/s/ Mark C. Wehrly

Mark C. Wehrly, individually and as attorney-in-fact

for each of Chun R. Ding, William F. Duhamel, Richard B. Fried,

Monica R. Landry, Douglas M. MacMahon, William F. Mellin,

Stephen L. Millham, Jason E. Moment, Rajiv A. Patel,

Derek C. Schrier and Thomas F. Steyer

The Powers of Attorney executed by Ding and Schrier authorizing Wehrly to sign and file this Schedule 13D on each person’s behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Persons with respect to the Common Stock of Salix Pharmaceuticals, Ltd., are hereby incorporated by reference. The Power of Attorney executed by Patel authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by Moment authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2006, by such Reporting Person with respect to the Common Stock of Vintage Petroleum, Inc., is hereby incorporated by reference. The Powers of Attorney executed by Duhamel, Fried, Landry, Mellin, Millham and Steyer authorizing Wehrly to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13G filed with the Securities and Exchange Commission on January 13, 2006, by such Reporting Persons with respect to the Common Stock of Arbor Realty Trust, Inc., are hereby incorporated by reference. The Power of Attorney executed by

Page 28 of 38 Pages

MacMahon authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007, by such Reporting Person with respect to the Class A Common Stock of Univision Communications Inc., is hereby incorporated by reference.

Page 29 of 38 Pages

ANNEX 1

Set forth below with respect to the Management Company and the Farallon General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Farallon Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; Chun R. Ding, William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Gregory S. Swart and Mark C. Wehrly, Managing Members.

2.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to investment partnerships
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; Chun R. Ding, William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Gregory S. Swart and Mark C. Wehrly, Managing Members.

3.	Managing Members of the Management Company and the Farallon General Partner

Each of the managing members of the Management Company and the Farallon General Partner other than Gregory S. Swart is a citizen of the United States. Gregory S. Swart is a citizen of New Zealand. The business address of each of the managing members of the Management Company and the Farallon General Partner is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and the Farallon General Partner. The principal occupation of each other managing member of the Management Company and the Farallon General Partner is serving as a managing member of both the Management Company and the Farallon General Partner. None of the managing members of the Management Company and the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 30 of 38 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 2	Exclusivity Agreement, dated April 6, 2007

Page 31 of 38 Pages

EXHIBIT 1

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: April 9, 2007

/s/ Mark C. Wehrly
FARALLON PARTNERS, L.L.C.,

On its own behalf and

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By Mark C. Wehrly,

Managing Member

/s/ Mark C. Wehrly

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Mark C. Wehrly,

Managing Member

/s/ Mark C. Wehrly

Mark C. Wehrly, individually and as attorney-in-fact

for each of Chun R. Ding, William F. Duhamel, Richard B. Fried,

Monica R. Landry, Douglas M. MacMahon, William F. Mellin,

Stephen L. Millham, Jason E. Moment, Rajiv A. Patel,

Derek C. Schrier and Thomas F. Steyer

Page 32 of 38 Pages

EXHIBIT 2

to

SCHEDULE 13D

Farallon Capital Management, LLC

One Maritime Plaza, Suite 2100

San Francisco, California 94111

April 6, 2007

Affordable Residential Communities Inc.

7887 E. Belleview Ave., Suite 200

Englewood, Colorado 80111

Ladies and Gentlemen:

Farallon Capital Management, L.L.C. and certain funds and accounts managed by Farallon Capital Management, L.L.C. (“Farallon”) and Affordable Residential Communities Inc. (the “Company”) are currently exploring the feasibility of a business acquisition transaction involving Farallon and the Company on economic and other material terms which the parties have discussed (the “Transaction”). As an inducement to each party continuing to pursue the Transaction, the Company and Farallon agree to work in good faith to negotiate the Transaction with each other on an exclusive basis during the period commencing on the date hereof and extending through the date that is the earliest of (i) 11:59 p.m. (New York City time) on April 16, 2007, or such later date as Farallon and the Company may agree in writing, (ii) the date on which the parties execute a definitive agreement for a Transaction and (iii) the date the Exclusivity Period is terminated by the Company in accordance with the fifth paragraph hereof (such period, the “Exclusivity Period”).

The Company further agrees that, during the Exclusivity Period, neither the Company nor any of its subsidiaries nor any of its and their respective directors or officers shall, and the Company shall use its reasonable best efforts to cause its and its subsidiaries’ employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative or controlled affiliate (collectively, “Representatives”) not to, directly or indirectly through another person, (i) solicit, initiate, encourage or facilitate any Takeover Proposal (as defined below) or the making or consummation thereof from any person or entity other than Farallon and its affiliates and representatives, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or otherwise cooperate in any way with, any Takeover Proposal or (iii) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person other than Farallon. Without limiting the foregoing, it is agreed that any material violation of the restrictions set forth in the preceding sentence with respect to any Representative of the Company or any of its subsidiaries shall be a breach of this letter agreement by the Company. The Company shall, and shall cause its subsidiaries and its and their directors and officers to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Takeover Proposal. Notwithstanding the foregoing, in response to a bona fide written Takeover Proposal that the Board of

Directors of the Company reasonably determines (after consultation with its legal advisors and its financial advisors) is reasonably likely to result in a Superior Proposal, and which Takeover Proposal was made after the date hereof and did not result from a breach of this letter agreement, the Company may, subject to compliance with this letter agreement, (x) furnish information with respect to the Company and its subsidiaries to the person making such Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement, provided that all such information has previously been provided to Farallon or is provided to Farallon prior to or substantially concurrent with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal.

The term “Takeover Proposal” means any inquiry, proposal or offer from any person relating to, or that would reasonably be likely to lead to, (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of the Company) or businesses of the Company or any of its subsidiaries or any equity securities of the Company (excluding, for the avoidance of doubt, in connection with the issuance or exercise of employee options), (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Company or any of its subsidiaries (excluding, for the avoidance of doubt, in connection with the issuance or exercise of employee options or an internal reorganization), in each case other than the Transaction contemplated by this letter agreement.

The term “Superior Proposal” means any bona fide offer made by a third party that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 50% of the common stock of the Company then outstanding (or of the shares of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or all or substantially all Sale Assets which the Board of Directors of the Company reasonably determines (after consultation with its legal advisors and its financial advisors), taking into account all financial, legal, regulatory and other aspects of such proposal and the person making the proposal, (i) to be (A) more favorable to the stockholders of the Company from a financial point of view than the Transaction contemplated by this letter agreement after taking into account the then outstanding proposal of Farallon (including any modifications made by Farallon pursuant to the next paragraph or otherwise) and (B) reasonably capable of being completed on the terms set forth in the proposal and (ii) for which financing, to the extent required, is reasonably likely to be obtained.

The Company agrees that, during the Exclusivity Period, neither the Board of Directors of the Company nor any committee thereof shall approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Company or any of its subsidiaries to execute or enter into, any binding letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other

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similar contract with respect to a Takeover Proposal (other than a confidentiality agreement referred to above) or any tender offer constituting or related to, any Takeover Proposal. Notwithstanding the foregoing, the Board of Directors of the Company may, in response to a Takeover Proposal that the Board reasonably determines (after consultation with its legal advisors and its financial advisors) is reasonably likely to result in a Superior Proposal and that was made after the date hereof and that did not otherwise result from a breach of this letter agreement, terminate the Exclusivity Period; provided, that the Company shall not be entitled to exercise its right to terminate the Exclusivity Period as provided under this sentence unless the Company has: (A) complied in all material respects with this letter agreement, (B) provided to Farallon three business days’ prior written notice (such notice, a “Notice of Superior Proposal”) advising Farallon that the Board of Directors of the Company intends to take such action and specifying the reasons therefor, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any material amendment to the financial terms or any other material term of any such Superior Proposal shall require a new Notice of Superior Proposal and an additional two business day period), (C) provided to Farallon all materials and information delivered or made available to the person or group of persons making any Superior Proposal in connection with such Superior Proposal, (D) during such three business day period (or two business day period in the case of an amendment), if requested by Farallon, engaged in good faith negotiations with Farallon to propose terms of a potential Transaction such that any Takeover Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal, and (E) at the end of such three business day period (or two business day period in the case of an amendment), such Takeover Proposal has not been withdrawn and continues to constitute a Superior Proposal (after giving effect to any terms of a proposed Transaction that may be proposed by Farallon following a Notice of Superior Proposal, as a result of the negotiations required by clause (D) or otherwise).

In addition to the obligations of the Company set above, the Company shall as promptly as practicable (and in any event within 24 hours after receipt) advise Farallon orally and in writing of any Takeover Proposal and the material terms and conditions of any such Takeover Proposal (including any changes thereto). The Company shall keep Farallon informed on a reasonably current basis of material developments with respect to any such Takeover Proposal.

If prior to the end of the Exclusivity Period, the Company violates in any material respect its obligations set forth above, then the Company shall promptly (and in any event, within 48 hours of such breach) pay to Farallon (or its designees) a fee of $2,500,000 (the “Termination Fee”) and the Farallon Expenses (as defined below), each by wire transfer of immediately available funds. If (A) either (x) the Exclusivity Period is terminated by the Company in accordance with the fifth paragraph hereof (and prior to such termination Farallon was in compliance with its obligation hereunder to work in good faith to negotiate the Transaction) or (y) within 48 hours after the end of the Exclusivity Period, Farallon has executed and tendered an acquisition agreement to the Company that is on terms no less favorable than the Transaction and the Company fails to execute such agreement within 24 hours after receipt of that agreement and (B) within four months after the end of the Exclusivity Period, the Company or any of its

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subsidiaries enters into a definitive agreement with respect to, or consummates, a Qualifying Transaction, then concurrently with such execution or consummation, the Company shall pay to Farallon (or its designees) the Termination Fee and the Farallon Expenses, each by wire transfer of immediately available funds. In no event shall the Company be required under this letter agreement to pay the Termination Fee or the Farallon Expenses more than once. Payment of the Termination Fee and the Farallon Expenses shall constitute liquidated damages and will constitute the sole and exclusive remedy of Farallon for any and all damages arising under or in connection with any breach of this letter agreement. As used herein, “Farallon Expenses” means all reasonable and documented expenses (including all fees and expenses of financing sources, counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of Farallon or its affiliates or potential co-investors in connection with the consideration, negotiation or documentation of, or otherwise in connection with, a potential Transaction, up to a maximum of $1,250,000 in the aggregate.

The term “Qualifying Transaction” means (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of more than 50% of the assets of the Company (including equity securities of any subsidiary of the Company) other than NLASCO (the "Sale Assets") or more than 50% of the equity securities of the Company (excluding for the avoidance of doubt in connection with the issuance or exercise of employee options), (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of any class of equity securities of the Company, (iii) any merger, consolidation, business combination, liquidation, dissolution, share exchange or similar transaction involving the Company or any of its subsidiaries (excluding, for the avoidance of doubt, in connection with the issuance or exercise of employee options or an internal reorganization) or (iv) any joint venture involving 50% or more of the Sale Assets or recapitalization resulting in gross proceeds of $280 million or more, in each case other than the Transaction contemplated by this letter agreement.

This letter agreement may not be assigned by any party hereto by operation of law or otherwise without the express prior written consent of the other parties hereto; provided that Farallon may assign its rights under this letter agreement to any person formed for the purpose of effecting a Transaction or to any of its joint venture partners. This letter agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto. This letter agreement may be executed in counterparts and shall be governed by the internal laws of the State of New York. The parties hereto agree that irreparable damage would occur in the event any provision of this letter agreement was not performed in accordance with the terms hereof, that the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity and that any requirement for the securing or posting of any bond in connection with such remedy is hereby waived.

If the foregoing is acceptable and agreed to by you, please sign on the line provided below to signify such acceptance and agreement.

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Very truly yours,

FARALLON CAPITAL MANAGEMENT, LLC

By: /s/ Richard Fried

Name: Richard Fried

Title: Managing Member

Agreed and accepted:

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

By:_________________________________

Name:

Title:

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Very truly yours,

FARALLON CAPITAL MANAGEMENT, LLC

By:_________________________________

Name:

Title:

Agreed and accepted:

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

By: /s/ Larry D. Willard

Name: Larry D. Willard

Title: Chairman & CEO

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